Exhibit 107.1

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Western Midstream Operating, LP

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)

Debt	6.350% Senior Notes due 2029	Rule 457(r)	$600,000,000	99.768%	$598,716,000	$0.00011020	$65,978.51

Total Offering Amounts							$65,978.51

Total Fees Previously Paid							—

Total Fee Offsets							—

Net Fee Due							$65,978.51

(1)

The registration fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrants’ Registration Statements on Form S-3 (Nos. 333-270964 and 333-270964-01).